UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   333-23175

Adelphia Communications Corporation
(Exact name of registrant as specified in its charter)

5619 DTC Parkway
Greenwood Village,  CO  80111
(303) 268-6300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value; and
5½% Series D Convertible Preferred Stock, $0.01 par value;
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: One holder of record for the Class A Common Stock and zero holders of record for the 5½% Series D Convertible Preferred Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Adelphia Communications Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 13, 2007	Adelphia Communications Corporation

		By:	Quest Turnaround Advisors, L.L.C.,
Plan Administrator

		By:	/s/ Jeffrey Brodsky
Name: Jeffrey Brodsky
Title: Member of the Company